David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                                December 9, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:  Timothy A. Geischecker

        Re:      Pay88, Inc.
                 Registration Statement on Form
                 SB-2 Filed on October 14, 2005
                 File Number 333-125581

Ladies and Gentlemen:

      Pay88, Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") an amended registration statement on Form SB-2 (the "Amended Registration Statement") in response to the Commission's comments, dated November 8, 2005 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on October 14, 2005.

      In addition, please note that the financial statements of the Company have been updated from August 31 to September 30, and corresponding changes have been made in the MD&A and throughout the Amended Registration Statement.

      In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General

      1. Comment: Please provide us with your Internet address. Refer to Item 101(c)(3) of Regulation S-B.

      Response: The Company does not have an Internet address.

      2. Comment: Please provide us with your analysis regarding the applicability of and compliance with:

      (a)   Rule 419 under the Securities Act; and

      (b)   Rule 3a4-1 under the Securities Exchange Act.

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Securities and Exchange Commission
December 9, 2005
Page 2

      Response: (a) We do not believe that Rule 419 under the Securities Act is applicable to the Registrant. A "blank check company", as defined in Rule 419 under the Securities Act, is a company that is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company and is issuing penny stock. Although the Registrant is a development stage company which has issued penny stock, we believe that it has a specific business purpose, has taken specific steps to implement that business purpose and has not indicated that its business plan is to engage in any kind of business combination. Moreover, the Registrant's management has represented to us that the Registrant has no current intention to engage in a business combination.

      The Registrant has indicated in the Prospectus included the Registration Statement some of the steps it has taken to implement its specific business purpose:

            1. "Our goal is to offer persons in the United States near instantaneous, efficient and secure online money transfer services to China. To further this objective, we have entered into a five year agreement with Chongqing Yahu Information, Limited, a Chinese corporation, to license their proprietary software and technology."

            2. "We have a consulting agreement with First Line Capital, LLC, a New York based firm to assist us with various business and financial services including: assistance in corporate development (competitive environment, financial performances vs. competition, strategies, operational viability, etc.), preparation of a business plan and preparation of all necessary documentation in connection with the listing of the Company on the Over the Counter Bulletin Board."

            3. "We recognize that our current management and Board of Directors do not have sufficient marketing experience to create and execute an effective marketing plan. Accordingly, it is our intention to seek out a consulting firm(s) that specializes in this arena. Currently, we are focusing our efforts on developing a request for proposal for prospective marketing firms."

(b) In accordance with Rule 3a4-1 under the Securities Exchange Act, we do not believe that any associated person of the Registrant will be deemed to be broker by reason of participation, if any, in the sale of the Registrant's shares of common stock by the selling stockholders named in the Prospectus for the following reasons:

      (1) In conformance with paragraph (a)(4)(iii) of Rule 3a4-1, the participation, if any, by Messrs. Guo Fan and Gordon Preston, who as the Registrant's executive officers and directors are associated persons of the Registrant, in the sale of the registered securities of the Registrant by the Selling Stockholders, would be strictly limited to the activities set forth in subparagraphs (A), (B) and (C) of paragraph (a)(4)(iii);

      (2) In conformance with paragraph (a)(1) of Rule 3a4-1, to our knowledge after due inquiry of such persons, neither of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Exchange Act;

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Securities and Exchange Commission
December 9, 2005
Page 3

      (3) In conformance with paragraph (a)(2) of Rule 3a4-1, to our knowledge after due inquiry of such persons, neither of them will compensated in connection with his participation, if any, by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

      (4) In conformance with paragraph (a)(3) of Rule 3a4-1, to our knowledge after due inquiry of such persons, neither of such persons at the time of any participation will be an associated person of a broker or dealer.

      3. Comment: Please revise to expand your disclosure to highlight the difference in the price paid by the current shareholders versus that which will be paid in this offering. In this connection we note that the price listed in the prospectus is $.02 per share. We also note elsewhere in the prospectus the disclosure that the selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions. These two statements appear to be in conflict.

      Response: In accordance with the Commission's comment, the "Offering Price" in the table under "The Offering" under "Prospectus Summary" has been changed to read: "At the prevailing market price or in negotiated transactions," to conform to the statements as to price on the cover page of the Prospectus and under "Plan of Distribution."

      4. Comment: Please note the updating requirements of Rule 3l0(g) of Regulation S-B.

      Response: The Company is aware of, and will comply with, the updating requirements of Rule 310(g) of Regulation S-B and such requirements.

      5. Comment: Please file updated consents for all audited financial statements included in your next filing.

      Response: The Amended Registration Statement contains an updated consent with respect to the audited financial statements.

Prospectus Summarv - Corporate Background. page 1

      6. Comment: Your disclosure in the registration statement concentrates on operations after incorporation. Revise to disclose all material activities and events related to Pay88, such as Chongqing, China-based Cqbbs, the prior chief executive Zui Weidong, etc. as they relate to the company. Also disclose that at this time the company has two part-time officers who also are the company's directors and it has no employees.

      Response: The Amended Registration Statement has been revised in accordance with the Commission's comment regarding the Company's officers and directors. The material activities and events relating to the Company are included in the Description of Business.

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Securities and Exchange Commission
December 9, 2005
Page 4

Risk Factors
Since our officers work or consult for other.............page 3
--------------------------------------------             ------

      7. Comment: Clarify that your officers and directors are the same two people.

      Response: The Amended Registration Statement has been clarified that the officers and directors are the same two people in accordance with the Commission's comment.

We may not be able to raise sufficient capital or generate adequate revenue to.
......page 4

      8. Comment: Please revise to include your disclosure regarding a going concern from page 14 to this risk factor.

      Response: The Amended Registration Statement has been revised to include the disclosure regarding a going concern in accordance with the Commission's comment.

We are subject to various United States federal, state        page 5

      9. Comment: Note whether or not China is one of the countries subject to any specific restrictions.

      Response: The Amended Registration Statement has been revised in accordance with the Commission's comment.

Description of Business. page 7 Summarv

      10. Comment: In the fourth paragraph on page 8, briefly explain how a customer will be able transfer money over the Internet from the U.S. to China, and how a customer in China will be able to collect cash through the Internet.

      Response: The Amended Registration Statement has been revised in accordance with the Commission's comment.


Monev Transfer Market Overview, page 8

      11. Comment: Please clarify what the $11 billion number is composed of. For example is this what Western Union has reported for individuals worldwide, or just from the U.S. to China, or is this all Western Union transfers, including corporate transfers, or is it all transfer payments by all financial institutions?

      Response: The article from where this source was derived does not explicitly explain if the $11

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Securities and Exchange Commission
December 9, 2005
Page 5

billion is for individuals worldwide or just from the US to China or all Western Union transfers.

      12. Comment: Reference is made to the top of page 9. Please confirm that the 2.4 million figure is for PRC passport holders who reside in the U.S.

      Response: The article from where this source was derived does not explicitly state that this represents PRC passport holders.

Software, page 9

      13. Comment: Please revise to explain what you mean by, "electronic purse via a devoted channel."

      Response: The Amended Registration Statement has been revised to explain what is an electronic purse.

Marketing. page 10

      14. Comment: Please advise us of all plans, understandings or agreements with respect to the private placement that is mentioned in the second paragraph. In addition, please advise whether or not the proposed offering poses an issue of integration.

      Response: The Company has no plans, understandings or agreements with respect to the private placement mentioned in the Registration Statement. It is the Company's intention that once the Registration Statement is declared effective and the Company is listed on the Bulletin Board, the Company will commence a private placement, but currently there is no firm determination on how to proceed. Since there is no time frame as to when the Registration Statement will be effective and when the Company will be listed, if at all, the Company has no current plans with respect to any future offerings. The Company has no specific plans, understandings or arrangements with respect to any private offering of its securities; no contemplation has been given by management with respect to the securities to be offered or any other issues with respect to any offering. Accordingly, we believe there is no integration issue to consider.

Competition. page 10

      15. Comment: In the description of Capital Electronic-Store on page 11, please clarify the first part of the last sentence. Also, please clarify the discussion regarding SmartPay Jieyin Ltd. Specifically, it is unclear what you mean by a professional company and the reference to mobile payment, or the reference to property rights.

      Response: The Company has clarified the first part of the sentence and the discussion regarding SmartPay Jieyin in the Amended Registration Statement.

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Securities and Exchange Commission
December 9, 2005
Page 6

Government Regulation. page 12


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      16. Comment: The first sentence seems unnecessary. We would presume that for all companies that complying with the law and regulations is part of their operations.

      Response: The Company deleted the first sentence in accordance with the Commission's comment.

      17. Comment: In the second paragraph, please disclose the range of minimum net worth required by the various regulators.

      Response: The Amended Registration Statement has been revised in accordance with the Commission's comment.

      18. Comment: Please revise to explain what you mean by, "we do not have material amount subject to any such law." Since you have no revenues and it appears that you have not begun operations, it would follow that no amount is subject to any such law.

      Response: The Company has deleted this sentence from the Amended Registration Statement.

Management's Discussion and Analvsis or Plan of Operation. page 13

      19. Comment: Although you have not posted any revenue yet, we see that you incurred a loss of $140,160. Please revise to discuss your expenses. Refer to
Item 303 of Regulation S-B.

      Response: Management's Discussion and Analysis has been revised to discuss the nature of the expenses pursuant to Item 303 of Regulation S-B.


Involvement in Certain Legal Proceedings. page 15

      20. Comment: Please revise your disclosure in accordance with Item 103 of Regulation S-B and refrain from limiting the legal proceedings in terms of administrative, securities, etc. "

      Response: The Amended Registration Statement has been revised to delete the disclosure, as no Item 103 disclosure is necessary.

Selling Security Holders. page 16

      21. Comment: Please revise to provide a legal analysis under the securities laws regarding how the stockholders acquired shares in the private placement.

      Response: The Amended Registration Statement has been revised to provide the applicable securities laws exemptions relied on by the Company with respect to how the stockholders acquired shares in the private placement.

         22. Comment: Please revise to disclose whether or not any of the selling security holders had

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Securities and Exchange Commission
December 9, 2005
Page 7

a preexisting relationship with the company before they purchased the shares.

      Response: The Amended Registration Statement has been revised to disclose that the Chinese stockholders had a preexisting relationship with Mr. Fan or his family before they purchased the shares.

      23. Comment: Please explain, or revise accordingly, how stockholders such as Ping Liu, Tao Min, Li Liu, etc. will not have shares after the offering yet the percentage of total issued and outstanding shares held after the offering indicates they will have shares (Ping Liu (.0124), Tao Min (.001); Li Liu (.001), etc.).

      Response: The Amended Registration Statement has been revised to correct the typographical mistakes which were made in the Registration Statement.

Admission to Ouotation on the OTC Bulletin Board. page 22

      24. Comment: We note the disclosure in the second paragraph that you must have one market maker who is willing to list quotations for your securities, and you do not have one. We also note elsewhere in the prospectus that your company is dependent upon raising additional capital, which is dependent upon being listed on the OTC Bulletin Board for this offering. Please advise us whether or not you intend to go forward with this registration statement if you can not find a market maker.

      Response: The Company intends to go forward irrespective of whether or not it is successful in locating a market maker willing to make an application to have the Company listed on the OTC Bulletin Board.

Preferred Stock. page 23

      25. Comment: Please revise to include in your risk factors that the board of directors' ability to issue preferred stock could cause dilution to the common stockholders, prevent a change in control or make removal of management more difficult.

      Response: The Amended Registration Statement has been revised to add an additional risk factor with respect to the directors' ability to issue preferred stock in accordance with the Commission's comment.

Where You Can Find More Information. page 24

      26. Comment: We note your statement in the first sentence that you are subject to the Securities Exchange Act of 1934. Please advise us of the basis for that statement.

      Response: The Amended Registration Statement has been revised to delete the statement about the Company being subject to the informational requirements under the Securities Exchange Act of 1934.

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Securities and Exchange Commission
December 9, 2005
Page 8

Statement of Operations. page 27

      27. Comment: Please tell us in detail what amounts are included in the general and administrative expenses of $140,160 as of August 31, 2005; including but not limited to interest expense related to the notes payable of $80,395. Please review the guidance in Regulation S-X Item 5-03.3 and 8 and SAB Topic 1.M.1. Discuss how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

      Response: The Statement of Operations has been revised to present separate line items for the major components of general and administrative expenses. Related party interest expense is a separate line item as a component of other income (expense). Since the promissory note is dated August 31, 2005, there was no related party interest expense for the period March 23, 2005 (inception) to August 31, 2005 (see comment number 30).

Recent Sales of Unregistered Securities, page 36

      28. Comment: Please provide your analysis:

            (a) as to whether or not the offering in August 2005 presents issues of integration with the current offering; and

            (b) explaining how you determined the validity and applicability of Regulation S and/or Section 4(2) of the Securities Act with respect to the investors and how you identified the investors. You may provide us with relevant offering materials.

      Response: The Company's August 2005 offering consisted of (1) an offering of its common stock to a group of non-US persons in overseas transactions claimed to be exempt from registration pursuant to Regulation S under the Securities Act; and (2) to U.S. Persons in domestic transactions claimed to be exempt from registration under Section 4(2) of the Securities Act.

      Release No. 33-6863 (Apr. 24, 1990), the adopting release for Regulation S, states at III, C.1 of the Release that offshore offerings under Regulation S generally will not be integrated with domestic offerings. Offshore Offers and Sales, Securities Act Release No. 33-6863, [1989-1990 Transfer Binder] Fed. Sec.
L. Rep. (CCH) P 84,524, at 80,665 (April 24, 1990). In addition, Preliminary
Note 5 to Regulation S states:

      "The availability of the Regulation S safe harbor to offers and sales that occur outside of the United States will not be affected by the subsequent offer and sale of these securities into the United States or to U.S. persons during the distribution compliance period, as long as the subsequent offer and sale are made pursuant to registration or an exemption therefrom under the Act." (Emphasis added)

      Finally, Note 21 to the Preliminary Statement of Release No. 33-7943 [17 CFR 230] states:

      "Offshore transactions made in compliance with Regulation S are not integrated with registered domestic offerings or domestic offerings that satisfy the requirements for an exemption from registration under the Securities Act, even if undertaken contemporaneously. Release No. 33-6863 (Apr. 24, 1990) [55 FR 18306]. "

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Securities and Exchange Commission
December 9, 2005
Page 9

      Accordingly, the Company believes there is no integration issue as to the Regulation S offering and the current resale registration.

      Rule 152 under the Securities Act is a safe harbor for issuers undertaking a registered public offering after the consummation of a private offering. Rule 152 provides that:

      "the phrase 'transactions by an issuer not involving any public offering' contained in Section 4(2) of the Securities Act shall be deemed to apply to private transactions at the time of such transactions although, subsequently thereto the issuer decides to make a public offering and/or files a registration statement."

      This rule has been interpreted by the SEC staff to mean that a completed private offering will not be integrated with a subsequently commenced registered public offering. See, e.g., Verticom, Inc. (avail. Feb. 12, 1986); Vulture Petroleum Corporation, (avail. Feb 2, 1987); Quad City Holdings Inc., (avail. Apr. 8, 1993).

      Accordingly, we believe there is no integration issue as to the Section 4(2) private offering and the current resale registration.

Notes to Financial Statements, Note 1, page 30

      29. Comment: Given the transaction description in the footnote, it would appear that this is a capital transaction in substance for accounting purposes rather than a business description. That is, the transaction is equivalent to the issuance of stock by the private company for th net monetary assets of the shell corporation (Pay88), accompanied by a recapitalization. Please revise Note 1 to fully describe this transaction for accounting purposes and revise other relevant ancillary sections of the document as needed. If our assumptions regarding this transaction are not correct, please tell us why in your next response letter.

      Response: Note 1 to the financial statements has been revised to describe that for accounting purposes this is a capital transaction and the equivalent to the issuance of common stock by the Nevada corporation for the net monetary assets of the New Hampshire corporation, accompanied by a recapitalization. The Corporate Background section of Prospectus Summary has been revised for this disclosure as well.

      Note 3 - Note Payable - Related Party, page 33

      30. Comment: Please revise your footnote to include the accounting treatment of the interest expense associated with the note payable to Mr. Fan, a related party, and tell us why in the Statement of Cash Flow supplemental disclosure section there was no interest paid during the period. Please review the guidance in SFAS No. 57 paragraphs 1 and 3.

      Response: Note 3 to the financial statements has been revised with all the appropriate disclosures. Since the promissory note was dated August 31, 2005, there was no interest expense or interest paid during the period March 23, 2005 (inception) to August 31, 2005. Additionally, there was no interest expense since the advances made by the CEO were non-interest bearing.

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Securities and Exchange Commission
December 9, 2005
Page 10

Note 8 -Consulting Agreement, page 34

      31. Comment: Please tell us the terms of the consulting agreement with First Line Capital, LLC. Your discussion should include but not be limited to the following:

      *     The time period the agreement covers;
      *     The amount and timing of the consulting fee payments and
      * Your rationale for expensing the full $120,000 during the period from March 22, 2005 to August 31, 2005.

      Response: The consulting agreement with First Line Capital, LLC was entered into on March 29, 2005. The agreement ends on the earlier of (i) termination by either party upon 30 days' prior written notice or (ii) the securities of the Company being traded or listed on a securities exchange or otherwise.

      First Line Capital, LLC was paid an aggregate of $121,000 through September 30, 2005. Substantially all services in connection with the agreement have been performed and the agreement has no specific or finite duration and has no provision for refund or recouping of fees paid. In addition, the agreement has no "time-line" or "benchmark" provision. Therefore, the entire amount paid has been expensed in the period reported.

Signatures. page 37

      32. Comment: The registration statement must be signed by the company's chief accounting officer.

      32. Response: The Amended Registration Statement has been signed by Mr. Fan, the Company's principal executive officer and principal accounting officer.

Exhibit 5.1

      33. Comment: Please confirm that your opinion covers the Nevada State Constitution, the statutory law of the State of Nevada and any relevant judicial opinions by the courts of Nevada that affect the interpretation of the Nevada Revised Statutes.

      33. Response: The opinion has been revised in accordance with the Commission's comment.

      The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a hand-marked blackline showing changes from the initial filing of the Company's Registration Statement on Form SB-2 in order to help expedite the review process.

      Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                                    Very truly yours,
                                                    /s/ David Lubin & Associates
                                                    David Lubin & Associates
Cc: Mr. Guo Fan